SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM N-8A

NOTIFICATION OF REGISTRATION

FILED PURSUANT TO SECTION 8(a) OF THE

INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

NATIONAL RETAIL FUND III

ADDRESS AND PRINCIPAL BUSINESS OFFICE:

4020 S. 147th Street, Omaha, NE 68137 (Address of Principal Executive Offices)

NAME AND ADDRESS OF AGENT FOR SERVICE OF PROCESS:

Andrew Rogers

Gemini Fund Services, LLC

4020 S. 147th Street

Omaha, NE 68137

 (Name and Address of Agent for Service)

(Notices should be sent to the Agent for Service)

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A.

              Yes  XX                                       No   ----

Pursuant to the requirements of the Investment Company Act of 1940, the sole Trustee of the Registrant has caused this notification of registration to be duly signed on behalf of the Registrant in the City of Omaha  and the State of Nebraska on the 8th day of April, 2008.

By:  /s/ Andrew Rogers